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Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corp.
Commission File No. 1-3506
Contact:  James F. Kelley, Esq.


           OUTLINE FOR CONFERENCE CALL WITH INSTITUTIONAL INVESTORS

I. Opening Remarks: This is a very big day for Georgia-Pacific Corporation. This morning we have announced a major step in the ongoing transformation of this company from a resource-based, commodity producer to a close-to-the-customer marketer of higher value products.

     We have recognized for some time that much of what is wrong with our industry can be traced to vertical integration. So beginning in 1997 with the separation of our timber assets, and followed by such acquisitions as Unisource and Wisconsin Tissue, we have worked to shift our asset portfolio in the direction of value-added segments of our industry. In keeping with these earlier steps, today's $11 billion cash flow accretive, EVA positive acquisition of Ft. James is another significant step in that direction.

     Our portfolio transformation has two distinct dimensions. Acquiring the great brand names and consumer-oriented businesses of Ft. James and, just as important, divesting commodity and non-strategic assets.

     This transformation will achieve several very important goals. It will grow our cash flows, improve our risk profile, strengthen market positions in our core businesses for the future, and improve our returns to shareholders in a very meaningful and measurable way.

     This strategic portfolio realignment in no way changes our core belief that capital should leave the commodity sectors of this industry. We have not altered our long-standing financial strategy of paying out cash when investment opportunities with superior returns are not available. It is our business strategy and direction that is changing.

     While we have led the industry in shareholder returns since creating the Timber Company, those returns have been inadequate. We've got to accelerate our change in direction, and that means a new focus on fewer businesses where we can add value to the customer and where we have competencies and better fundamentals.

     We have provided a lot of information on this transaction and our second quarter results via email, our WEBsite and by FAX. Given the many bases we have to cover today, I will limit my remarks to strategic highlights and then open the call to your questions. Since our second quarter results are a little above recent expectations and there are no major issues, we ask that you direct earnings questions to the investor relations department after the call.
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     Given the magnitude of today's announcement, we realize that 30-45 minutes of Q&A on this call may not be sufficient. So we have scheduled a 5 p.m. meeting Tuesday in New York at the Four Seasons Hotel. There we will go through a more detailed graphic presentation and Q & A.

II.  Timing:
A.   Fort James
     1.   Tissue cycle
B.   Divestitures
     1.   Approx. 250m tons of commercial tissue
     2.   Other commodity and non-strategic assets
     3.   Divestiture actions already in motion

III. Strategy Evolution--begun in 1997
     A.   TGP--We view this move as an overwhelming success.
     1. We believe timber ownership encourages poor capital allocation decisions.
     2.   Expensive hedge.
     3. Lower wood procurement costs for G-P and higher average prices for TGP sales.
     4. Unlocked value--Returned .43 cents of every sales dollar to shareholders.

IV.  Benefits of Strategy
A.   Moves us further toward higher value end of supply chain
B.   Increased cash flows
C.   Lower risk
D.   Improved earnings predictability

V.   Benefits of Fort James
A.   World's largest tissue manufacturer
     1.  Leading producer in both North America and Europe

B.   G-P has an excellent track record in tissue
     1.   Financial performance
     2.   Operating excellence
C.   Due Diligence
     1.   Recognition of Fort James' problems.
     2. Adds significant technical and R&D capabilities to proven operating and marketing excellence.
     3.   Record of successful integration -Domtar, Unisource and Wisco.
     4.   Identified synergies estimated at more than $500 million pre-tax.

D.   Adds premium tissue and towel brands.

VI.  Maintain Financial Strategy
A.   Pay out excess cash in the absence of  opportunities with superior returns.
B.   Capital structure--improved bedrock case.
C.   New debt target--$9.5  billion.
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VII. Summary:
A. Major step in the transformation of Georgia-Pacific to less cyclical, higher value-added business.
B. Combined with anticipated divestitures, this moves Georgia-Pacific overall portfolio closer to the customer.
C.   Acquisition at a reasonable price, at the right time in the cycle.
D.   Increases predictability of earnings and cash flows.
E.   Accretive across the cycle.
F.   Financially disciplined, maintains investment grade rating

     I hope I've given you a feeling of the strategic context in which this transaction is taking place and how it will create value for our shareholders. I suspect that most of your questions today will revolve around how this particular transaction creates value for Georgia-Pacific shareholders. So now, with the assistance of Danny and Lee we'll take your questions.